August 20, 1995

Board of Directors
Joslyn Corporation
30 South Wacker Drive
Chicago, IL 60606

Gentlemen:

    You have requested our opinion as to the fairness to the holders (other than Danaher Corporation and its subsidiaries ("Danaher")) of the outstanding shares of common stock, par value $1.25 per share (the "Shares"), of Joslyn Corporation (the "Company") of the $34.00 per Share in cash proposed to be paid by Danaher in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of August 20, 1995 among Danaher, DH Holdings Corp., a wholly-owned subsidiary of Danaher, TK Acquisition Corporation, also a wholly-owned subsidiary of Danaher, and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Danaher will pay $34.00 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, TK Acquisition Corporation will be merged into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Danaher) will be converted into the right to receive $34.00 in cash.

    Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We have also provided certain investment banking services to Danaher from time to time and may do so in the future. Goldman Sachs is a full service securities Firm and in the course of its trading activities it may from time to time effect transactions and hold positions in the securities of the Company and Danaher.

    In connection with this opinion, we have reviewed, among other things, the Agreement; Danaher's Offer to Purchase, dated July 24, 1995; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1994; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the electrical products industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

    We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

    Based upon the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof the $34.00 per Share in cash to be received by the holders of Shares (other than Danaher) in the Tender Offer and the Merger pursuant to the Agreement is fair to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
--------------------------
Goldman, Sachs & Co.